Salient Funds Alternative Outreach Communication Messaging (Start of Campaign Script)

“Hello. My name is Greg Reid and I am the Principal Executive Officer of the Salient Funds. I am calling regarding a very important initiative the Salient Funds are about to undertake. On November 4th, we will be holding a Special Meeting of Shareholders to approve a series of reorganizations in connection with the acquisition of the asset management business of Salient Partners, L.P. by Westwood Holdings Group, Inc.

By way of background, On May 25, 2022, Westwood Holdings Group, Inc. entered into a definitive agreement with Salient Partners, L.P. pursuant to which Westwood will acquire Salient’s asset management business. The combined business is anticipated to provide increased scale and product availability and, at the same time, result in lower management fees and lower or equal overall expense ratios while providing substantially similar investment strategies.

Since your vote is extremely important, we are offering you the ability to cast your voting instructions for the upcoming Special Meeting with a proxy representative. This process is simple, does not require any confidential information and will only take a moment of your time. To vote with a proxy representative, please press 1 now.”

(Pause 3 seconds)

“If you have any questions about the Special Meeting or would like to review the meeting agenda, please press 2 now. For more information about your investment with the Salient Funds, please press 3 now.“

(Pause 3 seconds)

DO NOT RECORD - RECORDED BY AST

3 plays message below and forwards to information line

“You currently have an investment in one or more Salient Fund. Please hold for a representative who can provide additional information.” Forwards to information Rep

(Pause and listen 2 second)

“To repeat this message press 9 or for further assistance press 2 now to speak to a representative. To end this call press 5.”

(Pause and listen 3 seconds)

DO NOT RECORD – RECORDED BY AST

5 Plays the following message.

“Thank you for your consideration. Have a nice day.”

(Pause and listen 2 seconds)

“If you received this message on your answering machine you may contact us toll free at 1-866-416-0565 from 9am to 11pm Eastern Time, Monday through Friday.”

ANSWERING MACHINE SCRIPT FOR AOC

Record separately from Above

Salient Funds Alternative Outreach Communication Messaging (Start of Campaign Script)

“Hello. My name is Greg Reid and I am the Principal Executive Officer of the Salient Funds. We have been trying to reach you regarding an important initiative concerning your investment in one or more Salient Funds.

Please contact us at your earliest convenience at 1-866-416-0565 between the hours of 9am and 11pm Eastern Time, Monday through Friday.

Your time is greatly appreciated. Thank you and have a good day.”